RideBay Technologies, Inc.

2064 Marazzani Dr,

Martinez, CA 94553

September 14, 2021

Via Email: kyleky@sec.gov

Kyle Wiley, Esq.

Staff Attorney

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:             RideBay Technologies, Inc

Request for Qualification

Offering Statement on Form 1-A

Filed on September 10, 2021.

File No. 024-11634

Dear Mr. Wiley:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), RideBay Technologies, Inc. hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified on Thursday, September 16, 2021 or as soon as practicable.

The Company respectfully informs the Staff that no participant is required to clear its arrangements with FINRA.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities.

As requested, the Company further acknowledges that:

* should the Commission or Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the Staff, pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert Staff comments and/or qualification as a defense in any proceeding in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (973) 277 4239. Thank you for your assistance.

Sincerely,

/s/ Franklin Ogele

Franklin Ogele, Esq.

Vice President/General Counsel

cc: Wais Asefi

       Chairman of the Board